

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2024

Mark Blick
Chief Executive Officer and Director
Diginex Ltd
Smart-Space Fintech 2, Room 3
Unit 401-404 Core C
Cyberport, Telegraph Bay
Hong Kong

      Re: Diginex Ltd
              Amendment No. 3 to Draft Registration Statement on Form F-1
              Submitted August 13, 2024
              CIK No. 0002010499

Dear Mark Blick:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement Filed on Form F-1 on August 13, 2024
Corporate History
The Restructuring, page 32

1.   Please given retroactive effect throughout the document to the stock-split consummated on July 15, 2024.

Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology